UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Wackenhut, Richard R.
   c/o The Wackenhut Corporation
   4200 Wackenhut Drive #100
   Palm Beach Gradens, FL  33410-4243
   USA
2. Issuer Name and Ticker or Trading Symbol
   The Wackenhut Corporation
   WAK and WAK B
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   February, 1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President and Chief Operating Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Series A Common Stock      |      |    | |                  |   |           |65                 |(1)   |(1)                        |
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Series B Common Stock      |      |    | |                  |   |           |137                |(1)   |(1)                        |
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Series B Common Stock      |      |    | |                  |   |           |1570               |D     |                           |
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Series B Common Stock      |12/249|A   | |698,155           |A  |N/A        |698,155            | (2)  | (2)                       |
                           |7     |    | |                  |   |           |                   |      |                           |
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Phantom Stock Units        |2/20/9|X   | |3,885             |D  |$62.9714   |0                  |      |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Phantom Stock Units   |$62.9714|2/20/|X   | |3,885      |D  |12/22|12/31|See Note 3  |3,885  |       |0           |D  |            |
                      |        |98   |    | |           |   |/97  |/97  |            |       |       |            |   |            |
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     (as reported on F|        |     |    | |           |   |     |     |            |       |       |            |   |            |
orm 5 filed 2/8/92)   |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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     (Adjustmemt for s|        |     |    | |           |   |     |     |            |       |       |            |   |            |
tock dividend will    |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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      be made at time |        |     |    | |           |   |     |     |            |       |       |            |   |            |
of payment)           |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Series B Common Stock |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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     1994 Options     |6.16    |     |    | |           |   |5/1/9|4/30/|            |       |       |31,250      |D  |            |
                      |        |     |    | |           |   |5    |04   |            |       |       |            |   |            |
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     1995 Options     |10.80   |     |    | |           |   |1/29/|1/27/|            |       |       |22,500      |D  |            |
                      |        |     |    | |           |   |95   |05   |            |       |       |            |   |            |
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     1996 Options     |14.00   |     |    | |           |   |1/31/|1/29/|            |       |       |16,000      |D  |            |
                      |        |     |    | |           |   |97   |06   |            |       |       |            |   |            |
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     1997 Options     |15.250  |     |    | |           |   |1/28/|1/27/|            |       |       |20,000      |D  |            |
                      |        |     |    | |           |   |97   |07   |            |       |       |            |   |            |
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     1998 Options     |19.750  |1/27/|A   | |25,000     |A  |1/27/|1/26/|Series B Com|25,000 |       |25,000      |D  |            |
                      |        |98   |    | |           |   |98   |08   |mon         |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
NOTES:
     (1) Held as custodian for daughter, Jennifer Wackenhut, under Florida Gift to Minors Act.
     (2) The Family Trust for Richard Wackenhut Held Under the George R. Wackenhut Retained Annuity Trust
Agreement dated December 22, 1995 owns 679,032 shares of Series B non-voting common stock of The
Wackenhut Corporation These shares were acquired on December 24, 1997. The Family Trust for Richard
Wackenhut Held Under the Ruth J. Wackenhut Retained Annuity Trust Agreement dated December 22, 1995 (the
"Ruth Trust") owns 7,928 shares of the Series B non-voting common stock of The Wackenhut Corporation. These shares were acqured on December 24, 1997. In addition, the "Ruth Trust" has a
 .86785%  interest in a Securities
Loan Agreement dated May 23, 1996 between Effilcet Corporation, Trustee of the Ruth J. Wackenhut Retained
Annuity Trust U/A dated December 22, 1995, and Effilcet Corporation, Trustee of the George R. Wackenhut
Retained Annuity Trust U/A dated December 22, 1995which allows the trust the right to demand 11,195 shares of the Series B non-voting common stock of The Wackenhut Corporation from George
R. Wackenhut, individually, as
transferee obligor.  The trust acquired its interest on December 24,
1997.
   (3) One Phantom Stock Unit = 1 Series A Common plus 2.125 Series B Common. Transaction date 2/20/98.
SIGNATURE OF REPORTING PERSON
/s/ Richard R. Wackenhut By: J. P. Rowan as Attorney-In-Fact
DATE
3/2/98